Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

11th Floor

Montréal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

October 24, 2023

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Company on October 24, 2023 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov/edgar as an attachment to a Form 6-K dated October 24, 2023.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On October 24, 2023, the Company announced further changes to its operations that will see a tapering of R&D activities, which necessitates a reduction of up to 25 positions. The Company expects to realize recurring yearly savings of approximately US$3.5 million resulting from this reorganization and will record a restructuring charge of approximately US$1.5 million in its fourth quarter of 2023.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On October 24, 2023, the Company announced further changes to its operations that will see a tapering of R&D activities, which necessitates a reduction of up to 25 positions. The Company expects to realize recurring yearly savings of approximately US$3.5 million resulting from this reorganization and will record a restructuring charge of approximately US$1.5 million in its fourth quarter of 2023.

“The decision announced today was difficult to make, but it is aligned with our goal to build a profitable organization and deliver returns to our shareholders,” said Paul Lévesque, President and Chief Executive Officer, Theratechnologies. “We sincerely appreciate the contributions of those impacted, which indeed were instrumental in making Theratechnologies a better organization.”

The Company is committed to delivering on Part 3 of the Phase 1 clinical trial in advanced ovarian cancer for sudocetaxel zendusortide. All future clinical research activities in oncology and NASH will be made through partnership deals. With the completion of major lifecycle management projects in HIV, the Company’s medical capabilities remain key to conveying the science behind its products and achieving business growth from organic and inorganic opportunities.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this document include, but are not limited to, statements regarding the expected yearly savings to result from the reorganization, the capacity of the Company to grow its business and to become profitable and the capacity of the Company to enter into partnership to pursue clinical research activities. Although the Forward-Looking Statements contained in this document are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the Forward-Looking Statements include that: sales of our products will continue to grow in the United States, we will not breach any of the terms and conditions of the credit agreement with Marathon, we will be able to control our costs and we will be able to find partners and enter into agreements with them on terms acceptable to the Company. Forward-Looking Statements are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, those related to or arising from: non-compliance with the terms and conditions of the credit agreement with Marathon that could lead Marathon to seize the assets of the Company, unplanned expenses or costs that will reduce the anticipated yearly savings from the reorganization which, in turn, may annihilate the capacity of the Company to become profitable, a decrease in sales of the Company’s products and the inability of the Company to attract partners to pursue clinical research activities. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings for additional risks involved in our business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this document and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this document, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Company at (438) 315-6607.

ITEM 9 - DATE OF REPORT

October 24, 2023.